Filed Pursuant To Rule 433

Registration No. 333-275079

February 27, 2024

WHNT-TV: Carmen Fuentes and John Hoffman

CARMEN FUENTES:Spot bitcoin ETFs—ever heard of 'em? Well, they're making the news these days with the Securities and Exchange Commission approving some to be traded on the major stock exchanges. The floodgates have opened for all investors to more easily include crypto in their portfolios. And if none of this makes any sense at all, here to give us an overview is John Hoffman. He's head of distribution and partnerships at Grayscale, the world's largest crypto manager. And John, uh, I wanna welcome you in and I wanna dive right into this because I might myself struggle to wrap my brain around this. For, so for all of us who are new to this type of investing, what is a spot Bitcoin ETF, and why is it making the news these days?

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Yeah, Carmen, thanks for having me. Pleasure to be here today. Uh, let's break that down. There's three words there and we'll, we'll break it down: spot, Bitcoin, and ETF. So spot refers to the current market price. Uh, Bitcoin is the world's largest cryptocurrency with over a trillion dollars in assets today. And ETF, that was the third word here, is an exchange traded fund. So that's a pooled investment vehicle that trades on an exchange like a stock. So when we put that all together, spot Bitcoin ETFs, they came to market, uh, a little over a month ago here in the US and have made it simple, easy, and convenient to invest in Bitcoin directly from your brokerage account.

FUENTES: Alright, so I have a, a bit of a better understanding of what it is. So what are the benefits now of investing in crypto, specifically something like Bitcoin?

HOFFMAN: So, investors think about two different factors today as it relates to Bitcoin, uh, and why they're looking at this. The first is really around performance. So Bitcoin has been one of the best performing assets in the world over the last decade. So there's a performance topic there. The second is really around diversification. So, uh, that's a fancy way for saying, uh, that it performs differently or historically has performed differently than stocks, bonds, commodities, real estate. So those are the two main reasons, performance and diversification around why investors are thinking about and starting to add a little bit of exposure to portfolios, uh, using Bitcoin ETFs.

FUENTES: So if people like the idea that Bitcoin are not tied to any government and wanna have Bitcoin in their portfolios, why choose to do it with an ETF?

HOFFMAN: Yeah, so Bitcoin is a global technology. Uh, so you can buy Bitcoin, uh, on an exchange. The challenge with that, or one of the challenges is you need to hold it in a crypto wallet. You need to keep it safe, uh, on a hard drive and keep it protected. Uh, the ETF makes it simple in that the ETF actually holds Bitcoin, uh, and the ETF does that safekeeping, uh, for you. So again, making it simpler, easier to access and to add to your portfolio.

FUENTES: A lot of times with investing timing is, is of the essence, right? So do you recommend investing in spot Bitcoin ETFs as a short-term or a long-term investment?

HOFFMAN: So every investor is unique and has unique circumstances and needs and financial goals. So, um, we first recommend, you know, long-term investing, think about things over long horizons, not short term. Uh, we recommend working with a financial professional, and again, it's all about long-term allocation here. And we are seeing investors start to add Bitcoin to the portfolio with that long-term perspective. Um, given this is an asset class that is volatile, the, the price goes up and down. Uh, and so investors are looking at things like GBTC, that's the symbol. So GBTC is the symbol for the ETF, then investors are looking at adding to portfolios to get exposure to Bitcoin.

FUENTES: Uh, and so, yeah, can you explain that G-B-T-C little bit more? Is that something separate from the, from Bitcoin itself?

HOFFMAN: It's a great question. So GBTC is the ETF, so that's the exchange traded fund that holds Bitcoin. So if you wanted to invest, um, you know, as little as $40 or $50 at a time, uh, depending on the price of GBTC, you're gonna get exposure. You're gonna get invested in Bitcoin, you're gonna get a slice of Bitcoin through that GBTC because that ETF actually holds Bitcoin and will track the performance of Bitcoin. So when you're buying GBTC or investing in GBTC, you're actually investing in Bitcoin underneath that. And again, you can do that for as little as, you know, $40, $50 a share depending on the price at that point in time. Uh, for G-B-T-C.

FUENTES: Forgive me if I'm putting you on the spot here. Uh, I assume you've looked at it before I have today. How is it performing today?

HOFFMAN: Yeah, so Bitcoin, uh, has actually been up significantly over the last 24 hours. The current price of Bitcoin is right around $55,000 per Bitcoin. Uh, so the ETF, again, GBTC is following that price performance. So, uh, it is up today as well because again, its price, GBTC that is, is gonna follow the price of Bitcoin. And overnight we had a, a pretty big move in the underlying Bitcoin price. Uh, you know, moving from about $52,000 to over $55,000 today. And again, that ETF will track that price movement during the US market hours. So, uh, from 9:30 AM to 4:00 PM Eastern time, uh, the ETF will track that price movement and then the next day it'll track it again.

FUENTES: John, where can our viewers go for more information?

HOFFMAN: Well, yeah, we invite viewers to visit www.grayscale.comthat's GRAY-scale.com. To learn more about GBTC, the world's largest Bitcoin ETF. You can also learn more about cryptocurrency investing and the other products that we offer, uh, there as well, www.grayscale.com.

FUENTES: John Hoffman, thanks again for being with us this morning.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.